BB 3/5

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 33312

SECURITIES  ON
W

02003317

RECD S.E.C.
MAR 0 1 2002
086

ANNUA... REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
JMC Financial Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
9710 Scranton Rd. Ste. 100
(No. and Street)

San Diego (City) CA (State) 92121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lee Forrester 858-450-0055
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose *opinion is* contained *in* this Report*
PricewaterhouseCoopers LLP
(Name - if *individual, state last,* first, *middle name)*

160 Federal Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lee Forrester, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JMC Financial Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None.

Lee Forrester
Signature

Chief Financial Officer
Title

Robert E. Jeffords
Notary Public
Robert E. Jeffords

ROBERT E. JEFFORDS
Commission # 1214485
Notary Public - California
San Diego County
My Comm. Expires Mar 29, 2003

This report" contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (1) An Oath or Affirmation.
- [ ] (m)A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

(Supplemental Report on Internal Control Structure)

**For conditions *of confidential treatment of certain portions of this filing*, see *section 240.17a-5(e)(3)*.



PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Board of Directors of
JMC Financial Corporation

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in shareholder's equity, and cash flows present fairly, in all material respects, the financial position of JMC Financial Corporation at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying statements of computation of net capital under SEC rule 15c3-1, computation for determination of reserve requirements under SEC rule 15c3-3, and information relating to possession or control requirements under SEC rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2002

JMC FINANCIAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

AT DECEMBER 31, 2000

ASSETS

Cash and cash equivalents	$ 92,451
Accounts receivable and other assets	39,178
Due from Parent and affiliate	2,398,840
	$ 2,530,469

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 38,110
Total Liabilities	38,110
SHAREHOLDER'S EQUITY:	
Common stock, no par value, authorized 20,000 shares, 5,000 issued	10,000
Retained earnings	2,482,359
Total Shareholder's Equity	2,492,359
	$ 2,530,469

See accompanying notes to financial statements.

JMC FINANCIAL CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2000

REVENUES:	
Commissions	$ 129,544
Asset-based servicing fees	128,557
Interest and other	6,091
Total revenues	264,192
EXPENSES:	
Fees paid to financial intermediaries	88,402
General and administrative	13,079
Total expenses	101,481
Income before income taxes	162,711
Income tax expense	(65,524)
Net income	$ 97,187

See accompanying notes to financial statements.

JMC FINANCIAL CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2000

	Common Stock	Retained Earnings	Total Shareholder's Equity
BEGINNING OF YEAR	$ 10,000	$ 2,385,172	$ 2,395,172
Net income	-	97,187	97,187
END OF YEAR	$ 10,000	$ 2,482,359	$ 2,492,359

See accompanying notes to financial statements.

JMC FINANCIAL CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2000

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 97,187
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts receivable and other assets	(7,236)
Decrease in accounts payable and accrued expenses	24,238
Net cash provided by operating activities	114,189
CASH FLOWS FROM FINANCING ACTIVITIES:	
Decrease in due from Parent and affiliate	(101,002)
Net increase in cash and cash equivalents	13,187
Cash and cash equivalents at beginning of year	79,264
Cash and cash equivalents at end of year	$ 92,451

See accompanying notes to financial statements.

JMC FINANCIAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2000

1. ORGANIZATION

JMC Financial Corporation (the "Company") is a wholly owned subsidiary of James Mitchell & Co. (the "Parent"), which is a wholly owned subsidiary of Fechtor, Detwiler, Mitchell & Co. ("FEDM"). The Company is registered with the Securities and Exchange Commission as a broker-dealer and sells variable annuities and mutual fund investments.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents – Cash in banks and investments with a maturity of three-months or less are classified as cash and cash equivalents.

Revenue Recognition – Commission revenue is recorded when all conditions are satisfied to complete the transaction. Asset-based fees are recorded based upon the average balance of assets serviced during the month.

Fees to Financial Intermediaries – Fees to financial intermediaries consist of their respective contractual share of commission revenues and\or asset-based fees earned.

Fair Value of Financial Instruments – The carrying amounts of assets and liabilities approximate their fair value due to their short-term nature.

Related Party Transactions - Amounts due to Parent and affiliate consist principally of non-interest bearing loans that are payable upon demand. The Company receives no allocation of compensation and other operating expenses that are incurred on its behalf by the Parent. As such, the Company's financial statements may not necessarily reflect its financial position or results of operations if it were a stand alone company.

Income Tax Allocation - The Company is included in consolidated income tax returns with FEDM. FEDM allocates income tax expense among the consolidated group companies based upon the Company's effective Federal and state income tax rates.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

JMC FINANCIAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2000 (CONTINUED)

3. NET CAPITAL REQUIRMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital is computed under the aggregate indebtedness method which requires that minimum net capital exceed 6-2/3% of aggregate indebtedness or $50,000, whichever is greater.

The Company cannot reduce its net capital or pay cash dividends if its resulting net capital would be less than 10% of aggregate indebtedness or 120% of the minimum dollar requirement, whichever is greater.

At December 31, 2000, the Company had net capital of $85,477, which exceeded the minimum net capital requirement of $50,000 by $35,477, and a ratio of aggregate indebtedness to net capital of 0.45 to 1.

JMC FINANCIAL CORPORATION

STATEMENT OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMMISSION

AT DECEMBER 31, 2000

NET CAPITAL:		
Total Shareholder's Equity		$ 2,492,359
Less Non-Allowable Assets:		
Other assets	$ (6,600)	
Due from parent and affiliate	(2,398,840)	(2,405,440)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		86,919
Less Haircuts on Securities Positions:		
Cash equivalents – money market fund		(1,442)
TENTATIVE NET CAPITAL		85,477
Minimum Net Capital Requirement:		
6-2/3% of Aggregate Indebtedness of $38,110 or $50,000, whichever is greater		(50,000)
EXCESS NET CAPITAL		$ 35,477
SCHEDULE OF AGGREGATE INDEBTEDNESS:		
Aggregate Indebtedness		$ 38,110
Ratio of Aggregate Indebtedness to Net Capital		0.45 to 1

JMC FINANCIAL CORPORATION

STATEMENT OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AT DECEMBER 31, 2000

A computation of reserve requirements is not applicable to JMC Financial Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2).

JMC FINANCIAL CORPORATION

STATEMENT OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AT DECEMBER 31, 2000

Information relating to possession or control requirements is not applicable to JMC Financial Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

To the Board of Directors of JMC Financial Corporation

In planning and performing our audit of the financial statements and supplemental schedules of JMC Financial Corporation (the "Company") a wholly owned subsidiary of James Mitchell & Co. (the "Parent"), which is a wholly owned subsidiary of Detwiler, Mitchell & Co. ("DMC"), for the year ended December 31, 2001 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and
3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the California Department of Corporations, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2002